UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III
Chief Executive Officer
STATION CASINOS, INC.
2411 W. Sahara Avenue
Las Vegas, Nevada 89102
(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lorenzo J. Fertitta ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,900,100

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,900,100

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,900,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Title of class of equity securities: Common Stock, par value $.01 per share, of Station Casinos, Inc., a Nevada corporation
Name and address of issuer: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

This Amendment No. 19 to Schedule 13D filed June 10, 1993 for Lorenzo J. Fertitta (the “Reporting Person”) is made to reflect the decrease in beneficial ownership by the Reporting Person since the date of Amendment No. 14 to the Schedule 13D filed June 23, 2004 as a result of (i) certain gifts of shares of common stock by the Reporting Person to trusts for the benefit of relatives of the Reporting Person, over which the Reporting Person has no voting or dispositive power, and (ii) the exercise of certain vested stock options by the Reporting Person and the subsequent sale of the corresponding underlying shares of common stock acquired in respect thereof.

Item 2.	Identity and Background
(A) Name: Lorenzo J. Fertitta
(B) Business address: 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(C) Principal occupation and business address: President and Vice Chairman, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(D) Criminal proceedings: No
(E) Civil proceedings: No
(F) Citizenship: United States
Item 3.	Source and Amount of Funds or Other Consideration
See Item 5(C) below.
Item 4.	Purpose of the Transaction

The securities reported were disposed of as a result of certain gifts of shares of common stock by the Reporting Person to trusts for the benefit of relatives of the Reporting Person, over which the Reporting Person has no voting or dispositive power, and the exercise of certain vested stock options by the Reporting Person and the subsequent sale of the corresponding underlying shares of common stock acquired in respect thereof.  The remaining securities beneficially owned by the Reporting Person are being held for investment purposes.  At any time, the Reporting Person may determine to dispose of some or all of the common stock he holds, subject to applicable law.  The Reporting Person may also make purchases of common stock from time to time, subject to applicable law. Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer.  Other than as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Lorenzo J. Fertitta
(A) Aggregate shares and percentage beneficially owned:
4,900,100 (7.3%)
(B) Sole voting and dispositive power: 4,900,100 Shared voting and dispositive power: 0
(C) Transactions effected since most recent filing on Schedule 13D:

On November 2, 2004, the Reporting Person exercised 23,400 vested stock options with a strike price of $13.50 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $51.5752 per share.

On November 3, 2004, the Reporting Person (i) exercised 30,400 vested stock options with a strike price of $13.50 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $52.0783 per share, (ii) exercised 15,000 vested stock options with a strike price of $13.50 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $52.1744 per share, and (iii) exercised 3,000 vested stock options with a strike price of $13.50 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $52.5500 per share.

On November 4, 2004, the Reporting Person (i) exercised 57,000 vested stock options with a strike price of $13.50 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $52.8939 per share, (ii) exercised 30,000 vested stock options with a strike price of $14.00 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $52.8939 per share, (iii) exercised 60,000 vested stock options with a strike price of $14.00 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $53.7841 per share, and (iv) exercised 8,500 vested stock options with a strike price of $8.60 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $53.7841 per share.

On November 5, 2004, the Reporting Person exercised 50,000 vested stock options with a strike price of $8.60 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $54.5324 per share.

On November 18, 2004, the Reporting Person exercised 25,000 vested stock options with a strike price of $8.60 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $55.1356 per share.

On November 22, 2004, the Reporting Person exercised 15,000 vested stock options with a strike price of $8.60 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $55.5345 per share.

On November 23, 2004, the Reporting Person (i) exercised 11,500 vested stock options with a strike price of $8.60 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $56.0383 per share, and (ii) exercised 5,500 vested stock options with a strike price of $13.33 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $56.0382 per share.

On November 24, 2004, the Reporting Person exercised 9,200 vested stock options with a strike price of $13.33 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $56.4142 per share.

On November 26, 2004, the Reporting Person exercised 7,600 vested stock options with a strike price of $13.33 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $56.4485 per share.

On November 29, 2004, the Reporting Person (i) exercised 29,450 vested stock options with a strike price of $13.33 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $56.9593 per share, and (ii) exercised 10,550 vested stock options with a strike price of $13.33 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $57.1269 per share.

On November 30, 2004, the Reporting Person exercised 5,600 vested stock options with a strike price of $13.33 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $57.4655 per share.

On December 1, 2004, the Reporting Person exercised 21,500 vested stock options with a strike price of $13.33 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $57.6666 per share.

On December 2, 2004, the Reporting Person exercised 9,100 vested stock options with a strike price of $13.33 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $57.7009 per share.

On December 3, 2004, the Reporting Person (i) exercised 5,000 vested stock options with a strike price of $13.33 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $58.6366 per share, (ii) exercised 22,500 vested stock options with a strike price of $14.67 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $58.6366 per share, and (iii) exercised 22,500 vested stock options with a strike price of $14.67 and sold the corresponding underlying shares of common stock acquired in respect thereof, each in open market sales at a price of $58.7964 per share.

On December 16, 2004, the Reporting Person made gifts of 1,062 shares of common stock to trusts for the benefit of relatives of the Reporting Person, over which the Reporting Person has no voting or dispositive power.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2005
Date
/s/ Lorenzo J. Fertitta
Signature
Lorenzo J. Fertitta
Name/Title